[Grayson Bankshares, Inc. Letterhead]

July 11, 2005

BY EDGAR TRANSMISSION

Mr. Larry Spirgel

Confidential -- For Use of

Assistant Director

the Commission Only

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Grayson Bankshares, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Filed March 31, 2005

Form 10-Q for the fiscal quarter ended March 31, 2005

File Number. 1-4996

Dear Mr. Spirgel:

Grayson Bankshares, Inc.  (the “Company”) has received your letter dated June 28, 2005 containing a comment on the Form 10-K for the fiscal year ended December 31, 2004, File No. 1-4996 (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 31, 2005.  This letter on behalf of the Company responds to the comment set forth in your letter.

For convenience of reference, we have included your comment in this letter, and the Company’s response to the comment follows it.

Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 12

1.  We note that you perform impairment testing in accordance with SFAS 121.  We note that SFAS 121 was superseded by SFAS 144 effective for financial statements issued for fiscal years beginning after December 15, 2001.  Please revise future filings to apply SFAS 144 as appropriate and revise disclosures.

Response:

1.  The Company does perform impairment testing in accordance with SFAS 144, and has done so since January 1, 2002.  The reference to SFAS 121 was made in error.  Future filings will be revised to indicate that testing is performed in accordance with SFAS 144.

*      *      *      *      *

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call me at (276) 773-2811 if you have any questions.

Sincerely,

/s/ Blake M. Edwards

Blake M. Edwards

Chief Financial Officer